SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QUIKSILVER, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)

74838C106
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Charles S. Exon
Chief Administrative Officer, General Counsel and Secretary
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, California 92649
(714) 889-2200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Paul A. Rowe, Esq.
O’Neil LLP
19900 MacArthur Boulevard, Suite 1050
Irvine, California 92612
(949) 798-0500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not applicable*	Not applicable*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     Attached as Exhibit 99.1 is Quiksilver, Inc.’s (the “Company”) Notice of 2010 Annual Meeting of Stockholders and Preliminary Proxy Statement for its 2010 Annual Meeting of Stockholders to be held on March 26, 2010, and the related materials filed with the Securities and Exchange Commission in conjunction with the Notice of 2010 Annual Meeting of Stockholders and Preliminary Proxy Statement (the “proxy materials”). The proxy materials contain a proposal submitted for the approval of the Company’s stockholders whereby the Company will undertake an exchange offer pursuant to which certain holders of outstanding stock options (the options eligible for the exchange program are referred to herein as “eligible awards”) with an exercise price at or above $3.83 will be permitted to exchange their eligible awards for a reduced number of replacement stock options to be granted under the Company’s 2000 Stock Incentive Plan (the “exchange program”). The proxy materials do not constitute an offer to holders of options to purchase the Company’s common stock to exchange such options.
     The Company has not commenced the exchange program. At the time the exchange program is commenced, the Company will provide option holders who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the exchange program. Persons who are eligible to participate in the exchange program should read these written materials carefully when they become available because they will contain important information about the exchange program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the exchange. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Company’s website at www.quiksilverinc.com or from the Securities and Exchange Commission’s website at www.sec.gov.
ITEM 12. EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
99.1	Preliminary Proxy Statement for 2010 Annual Meeting of Stockholders (filed with the Securities and Exchange Commission on January 28, 2010 and incorporated herein by reference).